

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2024

John R. Beaver
President and Chief Executive Officer
Biolase, Inc.
27042 Towne Centre Drive, Suite 270
Lake Forest, California 92610

> **Re: Biolase, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 26, 2023**
> **File No. 333-276280**

Dear John R. Beaver:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Leslie Marlow, Esq.